January 13, 2005

Mr. James J. Volker
Chairman, President and Chief Executive Officer
Whiting Petroleum Corporation
1700 Broadway, Suite 2300
Denver, Colorado 80290-2300

Re:	Whiting Petroleum Corporation
		Amendment No. 1 to Registration Statement on Form S-4
      Filed January 6, 2006
	File No. 333-129942

			Form 10-K for the Fiscal Year Ended December 31,
2004
      Filed February 28, 2005
	File No. 01-31899

Dear Mr. Volker:

      We have limited our review of the above filings and response letter dated January 6, 2005 to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4, as amended

General

1. Please note that we continue our engineering review.
Additional
comments, if any, will be sent under separate cover.


Notes to the Unaudited Pro Forma Financial Statements

2. Please expand your note disclosure to clarify that the historical financial information of the acquired properties is derived from statements of direct revenues and expenses and does not include all costs of doing business.

3. Please include all disclosures required by paragraphs p 10 to
17
and 30 to 34 of SFAS 69 as of the most recent fiscal year end. Disclose this information in total and segregated by entity.
This
will assist investor understanding. To the extent that you believe a specific disclosure is not required, supplementally explain in detail. Also refer to SAB Topic 2:D and Item 302(b) of Regulation SK.

Note 3 - Pro Forma Adjustments for Nine Months Ended September 30,
2005

4. We note that you have included an adjustment for estimated exploration and general and administrative expenses had the acquisitions took place as of January 1, 2005. Please explain why you believe these adjustments comply with Rule 11-02(b)(6) of Regulation S-X which requires that adjustments give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. This comment also applies to your like adjustments to the December 31, 2004 pro forma information.

Form 10-K for the Fiscal Year Ended December 31, 2004
Financial Statements

Consolidated Statements of Income, page 45

5. We note your modified caption the reads "Revenues and other
Income". Please revise your subtotal to read similarly. This comment applies to your like disclosure on pages 14, 48.

Note 1 - Summary of Significant Accounting Policies

	Revenue Recognition, page 50

6. We note your response to our prior comment number seven. It is unclear to us how the use of the entitlements method of accounting for natural gas results in imbalances. Please refer to EITF 90-22 and provide us with an understanding of how your imbalances have originated. In addition, please modify your disclosure to include the value of your imbalances in addition to the units you disclose.

	Oil and Gas Producing Activities, page 49

7. We note your response that indicates you expense exploratory seismic studies as incurred. Please tell us how you account for seismic costs used in development activities.

Closing Comments

      As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald Winfrey, Petroleum Engineer, at
(202)
551-3704 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at
(202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director


      cc:  J. Wynn
            K. Stertzel
      J. Davis
      R. Winfrey

            via facsimile
      Paul Jones
            Foley & Lardner LLP
            (414) 297-4900
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Mr. James J. Volker
Whiting Petroleum Corporation
January 13, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
     MAIL STOP 7010